Exhibit 99.1

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO EXPANDS OPERATIONS IN GOIÁS

WITH ACQUISITIONS IN JATAÍ

Business involves service provision agreement with Gale Agroindustrial for the slaughter of poultry and supply of animal feed

Perdigão signed an agreement today (01/12), in Jataí (Goiás state), to acquire part of the assets of the Victor Priori business group. The company will incorporate Incubatório Paraíso Ltda. and the poultry breeding farm, both located in the municipality, and will assume the contracts with 71 integrated producers established in the region. At the same time, a service industrial agreement was signed with Gale Agroindustrial S.A., which will carry out the slaughter and processing of poultry for Perdigão.

Gale currently slaughters 70,000 head of poultry/day and, once the partnership with Perdigão is in operation, this figure will rise to 90,000 head of poultry/day in the short term. The agreement will last for two years and Perdigão has an option to buy the slaughterhouse. During this period, Perdigão will define and give priority to other investments in Jataí, aimed at expanding poultry production capacity and the sustainability of the project. In the initial phase, the animal feed plant at Gale, also located in the municipality, will continue to supply the product to those outgrowers of the project which manage 138 poultry farms.  Perdigão will supervise the quality of the operations to ensure that the standards of production adopted by the company are maintained.

A number of factors led Perdigão to invest in Jataí. One is the logistical synergy, due to the proximity to its main unit located in Rio Verde, the Distribution Center of which will be used to consolidate the deliveries for export provided by Gale. Being able to ensure the sanitary control of the plants in the south-east of Goiás state is another important point, since the sanitary standards adopted by the company in Rio Verde will be extended to Jataí and Mineiros, where the new company complex will be located. Besides this, the availability of grains in the region and the great interest shown by the area’s farmers in becoming integrated with the company’s production system were also considered.

INVESTMENT PROGRAM

The acquisitions Perdigão is making at the moment amount to approximately R$ 30 million and are part of the investment program of the company and its partners foreseen for Jataí. These will total R$ 400 million by 2012, according to the protocols of intention signed with the State Government and the Municipal Government. Of these resources, R$ 210 million will go towards developing new integrated partnerships to sustain an increase in the slaughtering capacity to 280,000 head of poultry/day in the medium term.

The remaining resources will be invested in new projects which Perdigão will undertake in the municipality, such as the construction of another hatchery, an animal feed plant, another poultry breeding farm and a new slaughterhouse. This complex will create 1,500 jobs when it is concluded.

Perdigão has the support of the State Government and, in line with the protocols signed with the company, the Jataí municipal government will make areas available for the new projects to be established. These include a housing program and the construction of the Perdigão Sports and Leisure Society.

The arrival of Perdigão in Jataí increases the company’s presence in Goiás. The Company already operates the largest agroindustrial complex in Latin America in Rio Verde and is constructing a new agroindustrial complex in Mineiros. Besides this, it also maintains a contract for the supply of industrial services with Arantes Alimentos Ltda., located in Cachoeira Alta. This company produces beef cuts for Perdigão under the Perdix and Nabrasa brands, for the domestic and export market.

December, 1st 2005,

For further information please contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.